November 17, 2008

U. S.  Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:                             ACNB Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008

(File No. 000-11783)

Dear Sir or Madam:

You have reviewed our filings indicated above and have made the following comments, as marked in bold font below. Our response follows each of your comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1 — Business

ACNB Corporation, page 3

1.              You disclose on page 4 that Russell Insurance Group, Inc. is reported a separate segment.  In future filings, please include the information required by Item 101(b) of Regulation S-K or include a cross-reference to the financial statements in which this data is reported.

RESPONSE

In future filings, we will include the information required by Item 101(b) of Regulation S-K or include a cross-reference to the financial statements in which this data is reported.

Item 5 — Market for the Registrant’s Common Equity..., page 15

2.              We note that the company uses a custom peer group for purposes of its performance graph on page 16.  In future filings, please disclose the names of the issuers that comprise this peer group. Refer to Instruction 5 to Item 201(e) of Regulation S-K.

RESPONSE

In future filings, we will disclose the names of the issuers that comprise this peer group.

Item 10 — Directors, Executive Officers and Corporation Governance Information as to Nominees and Directors, page 8 of Definitive Proxy Statement on Schedule 14A

3.              You state the current occupation of many of the company’s directors, but it is unclear whether you have described the business experience of each director during the past five years. In future filings, please revise to clarify that the information presented covers the business experience of each director during the past five years in accordance with Item 401(e)(1) of Regulation S-K.

RESPONSE

In future filings, we will clarify that the information presented covers the business experience of each director during the past five years in accordance with Item 401(e)(1) of Regulation S-K.

Item 11 — Executive Compensation

The Role of a Consultant in Setting Compensation, page 14 of Definitive Proxy Statement on Schedule 14A

4.              In future filings, please elaborate as to the members of the peer group used by the Compensation Committee to determine executive compensation.

RESPONSE

In future filings, we will provide information on the peer group used by the Compensation Committee to determine executive compensation.

Bonus Awards, page 15 of Definitive Proxy Statement on Schedule 14A

5.              We note that the bonus payable to Mr. Russell is determined based upon pre-tax agency income. In future filings, please disclose the formula used to calculate Mr. Russell’s bonus.

RESPONSE

In future filings, we will disclose the formula used to calculate Mr. Russell’s bonus.

Employment Agreements, page 22 of Definitive Proxy Statement on Schedule 14A

6.              We note on page 17 of the company’s definitive proxy statement that the company has entered into an employment agreement with Mr. Russell.  In future filings, please revise to disclose the material terms of his employment agreement.

RESPONSE

In future filings, we will revise the definitive proxy statement to disclose the material terms of Mr. Russell’s employment agreement.

Potential Payments upon Termination or Change in Control, page 23 of Definitive Proxy Statement on Schedule 14A

7.              In future filings, please revise to explain how the company determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provisions of benefits to your named executive officers. Please also address the circumstances that would trigger payments or provisions of benefits to Mr. Russell in your narrative disclosure.

RESPONSE

In future filings, we will explain how the company determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provisions of benefits to the named executive officers and Mr. Russell.

Signatures, page 80

8.              In future filings, please have Mr. Cathell sign the registration statement along with the members of the board of directors and the principal executive officer in his capacity as the company’s principal financial officer. Please also identify the individual that has signed the registration statement in his or her capacity as controller or principal accounting officer. Refer to General Instruction D to Form 10-K.

RESPONSE

In future filings, Mr. Cathell will sign the registration statement along with the members of the board of directors and the principal executive officer.  Mr. Cathell will sign the registration statement in his capacity as the company’s principal financial officer and also as the principal accounting officer.

Exhibits 31.1 and 31.2

9.              We note that paragraphs 2, 3 and 4 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K.  For example, the certifications include references to the “annual report” rather than referring to the “report” and certain information in paragraph 4(d) has been revised and omitted. We also note that you have made similar modifications in your certifications included as Exhibits 31.1 and 31.2 to your quarterly reports on Form 10-Q.  In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

RESPONSE

In future filings, certifications will be in the form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.  Further, this item was rectified in the filing of the Form 10-Q for the quarterly period ended September 30, 2008 with the required forms.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Financial Statements, page 2

Note 6 — Segment Information, page 7

10.       You state you paid contingent consideration of $3,000,000 for the purchase of Russell Insurance Group in the second quarter of 2008. However, we could not locate this amount on the Statement of Cash Flows as of June 30, 2008. Please tell us where this payment is located in the statement and revise future filings as needed.

RESPONSE

On the June 30, 2008 Statement of Cash Flows, the payment was included in the reduction of other liabilities.  In future filings, as it was on the Form 10-Q for the quarterly period ended September 30, 2008, the payment was reflected in the investing section on the Statement of Cash Flows as a separate line item.

Financial Condition, page 15

Allowance for Loan Losses, page 16

11.       We note that you attribute the increase in nonperforming loans to a $2.375 million commercial real estate credit in which further scheduled payments are unlikely in absence of sales of the underlying collateral.  Please tell us and revise future filings as follows:

•                  Provide further detail on the $2.375 million loan including, but not limited to a description of the property and the terms and conditions of the loan including its origination date;

•                  Discuss if you are in the process of foreclosure on the property underlying the $2.375 million loan and if not, your plans for collection on the loan since as noted above you state that scheduled payments are unlikely;

•                  State the amount of allowance you have recorded for this loan and tell us how its determination is consistent with your allowance methodology disclosed.

12.       In the fourth paragraph on page 16, you state individual loan impairment is primarily based on the loan’s collateral fair value and other observable input. Paragraph 13 of SFAS 114 states that you may only measure impairment based on the fair value of collateral when you determine that foreclosure is probable. Please tell us and revise future filings to clarify if you believe that foreclosure is probable on your impaired loans. If you do not believe that foreclosure is probable, please explain to us why you do not believe measurement based on present value of expected future cash flows or an observable market price would be more appropriate, as stated in SFAS 114.

RESPONSE TO COMMENTS 11 AND 12

The Corporation added the following information in regard to impaired and nonaccrual loans to its Form 10-Q for the quarterly period ended September 30, 2008, covering the above-noted loan and additional loans for that quarter.

“A summary of impaired loans at September 30, 2008, is as follows:  The Corporation has two unrelated impaired loans totaling $8,356,000 that finance residential real estate development projects in the Corporation’s primary trading area of Southcentral Pennsylvania, both of which are in nonaccrual of interest status.  The loans have standard terms and conditions including repayment from the sales of the respective properties.  Both loans were originated during the first half of 2006.  One loan, while not matured, has been placed in nonaccrual because of the inability of the borrower to fund the necessary infrastructure improvements; on the other loan, foreclosure has been held in abeyance while reviewing the borrower’s workout plan including additional collateral and more targeted marketing of the property.  The total specific valuation allowance on the two unrelated loans is $3,898,000.  The respective allowances were derived by estimating the cash flow from the sale of the property given the respective stage of completeness and/or the zoning without required infrastructure. Also included in other impaired loans are related term loans and a fully disbursed line of credit, all originated in second quarter 2006 for a start-up enterprise in the food industry in Southcentral Pennsylvania, that total $2,275,000 with a specific valuation allowance of $1,691,000.  These loans, with standard terms and conditions including repayment from conversion of trade assets, are in default and in nonaccrual status.  The valuation allowance on this set of loans was derived by estimating the cash flow from the liquidation of personal and business assets pledged as collateral.  Commencement of liquidation will proceed if no further payments are made by the borrower.  Other impaired loans total $1,704,000 of which $773,000 are in nonaccrual status and in management’s estimate required no valuation allowance.”

The Corporation believes that this disclosure adequately addresses the risk in impaired and nonaccrual loans, while protecting the identity of the specific borrowers and not providing the borrowers with information that could hinder the Corporation in collecting the highest amount on these loans.  The Corporation believes that foreclosure is probable on the specified loans; however, other alternatives were still possible at the report date that could provide a higher collection.

CONCLUSION

This detailed letter is written to facilitate your review of the Corporation’s response to your comments of November 4, 2008.  Please refer to the Form 10-Q for the quarterly period ended September 30, 2008, in which appropriate changes have been made based on these comments.  The Corporation understands that you may have additional comments after reviewing its responses to your comments.

Further, ACNB Corporation acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David W. Cathell at (717) 339-5166 should you have any questions regarding this letter or its attachment.

David W. Cathell

Executive Vice President, Treasurer & Chief Financial Officer

ACNB Corporation

16 Lincoln Square

P. O. Box 3129

Gettysburg, PA 17325-3129

Sincerely,

/s/ Thomas A. Ritter	/s/ David W. Cathell
Thomas A. Ritter	David W. Cathell
President & Chief Executive Officer	Executive Vice President, Treasurer &
Chief Financial Officer